Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports First Half 2010 Financial Results

Beijing, China (September 10, 2010) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (‘‘QXM’’ or the “Company’’), a domestic manufacturer of mobile handsets in the People’s Republic of China (the “PRC”), today announced its unaudited financial results for the six months ended June 30, 2010.
First Half 2010 Results
²	Revenues were RMB324.0 million (US$47.8 million) compared to RMB1,039.6 million in the first half of 2009.

²	Handset shipments were 621,000 units compared to 1,593,000 units in the first half of 2009.

²	Gross margin was 3.3% compared to 20.7% in the first half of 2009.

²	Operating loss was RMB85.1 million (US$12.6 million) compared to an income of RMB122.6 million in the first half of 2009.

²	Net loss attributable to holders of ordinary shares was RMB64.5 million (US$9.5 million) in the first half of 2010.
Revenues for the first half year of 2010 were RMB324.0 million (US$47.8 million), compared with RMB1,039.6 million in the same period of 2009. The decrease from the first half year of 2009 was primarily due to lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the first half year of 2010.
Total handset shipment in the first half year of 2010 was 621,000 units, compared with 1,593,000 units in the same period of 2009. The decrease in handset shipments compared to the same period of last year was primarily due to fewer new model launches and a slow-down in shipments amid intense competition in the PRC handset market.
The ASP of handset products decreased to RMB513 (US$76) in the first half year of 2010, as compared to RMB646 in the first half year of 2009. The lower ASP compared to the same period last year was primarily due to the launch of lower-priced products to target the lower-end market and price reductions to drive sales in an increasingly competitive environment.
Gross profit in the first half year of 2010 was RMB10.8 million (US$1.6 million), compared with RMB214.8 million in the same period of 2009. Gross margin was 3.3% in the first half year of 2010, compared with 20.7% in the same period of 2009. The year-over-year decline in gross margin resulted primarily due to the decline in ASP.
Selling and distribution (“S&D”) expenses in the first half year of 2010 were RMB60.9 million (US$9.0 million), compared with RMB52.5 million in the same period of 2009. The increase in S&D expenses in the first half of 2010 was primarily due to the increased advertising and promotion costs to push sales in a difficult business environment.
General and administrative (“G&A”) expenses were RMB23.5 million (US$3.5 million), compared with RMB23.9 million in the same period of 2009. Share-based compensation expenses recognized in G&A were RMB9.3 million (US$1.4 million) in the first half year of 2010, compared to RMB5.5 million in the first half year of 2009. The increase in share-based compensation expenses was, however, offset by reduced business costs which resulted from stricter cost control.
Research and development (“R&D”) expenses were RMB9.4 million (US$1.4 million), compared to RMB13.5 million in the same period of 2009. The lower R&D expenses comparing with the same period of last year was primarily due to lower payroll costs and software license fees.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, increased to RMB11.0 million (US$1.6 million) in the first half of 2010 from RMB6.5 million in the same period of 2009.
Operating loss for the first half of 2010 was RMB85.1 million (US$12.6 million), compared to an income of RMB122.6 million in the first half of 2009.
Net loss attributable to holders of ordinary shares in the first half of 2010 was RMB64.5 million (US$9.5 million), compared to RMB62.1 million in the same period of 2009.
Basic and diluted loss per share were RMB1.22 (US$0.18) and RMB1.53 (US$0.23) in the first half of 2010, respectively. For the first half year of 2009, basic and diluted loss per share were both RMB1.30.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (RMB) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.7815 on June 30, 2010 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2010, or at any other certain date. The percentages stated are calculated based on RMB.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technology. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of September 10, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31,	June 30,
	2009	2010
	RMB	RMB

Assets
Cash	3,129,070	2,959,935
Restricted cash	251,720	155,053
Accounts receivable, net	114,689	283,038
Bills receivable	—	—
Inventories	97,146	144,989
Prepayments to suppliers	181,550	157,243
Prepaid expenses and other current assets	36,007	33,079
Assets held for sale	163,000	—
Deferred income taxes	16,249	13,963

Total current assets	3,989,431	3,747,300
Property, machinery and equipment, net	23,708	21,261
Equity investment	5,000	—
Goodwill	112,814	112,814
Other intangible assets, net	4,433	2,216
Deferred income taxes	1,207	838

Total assets	4,136,593	3,884,429

Liabilities and equity
Short-term borrowings	884,708	715,600
Accounts payable	60,751	85,823
Prepayments from customers	16,370	49,418
Accrued liabilities	34,590	34,545
Amounts due to related parties	5,568	6,989
Other payables and current liabilities	56,933	8,623
Embedded derivative liability	39,978	14,439
Convertible notes	112,162	112,162

Total current liabilities	1,211,060	1,027,599
Warrant liability	22,637	9,716

Total liabilities	1,233,697	1,037,315

Equity
Shareholders’ equity	2,810,451	2,757,747
Noncontrolling interests	92,445	89,367

Total equity	2,902,896	2,847,114

Total liabilities and equity	4,136,593	3,884,429

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Six months ended
	June 30, 2009	June 30, 2010
	RMB	RMB

Revenues	1,039,640	323,983
Cost of goods sold	(824,804)	(313,133)

Gross profit	214,836	10,850
Selling and distribution expenses	(52,467)	(60,850)
General and administrative expenses	(23,910)	(23,541)
Research and development expenses	(13,479)	(9,388)
Amortization of intangible assets	(2,380)	(2,216)

Operating income (loss)	122,600	(85,145)
Interest income	6,974	12,106
Interest expense	(151,494)	(28,528)
Foreign exchange gain (loss), net	482	(739)
(Loss) gain on remeasurement of embedded derivatives	(9,498)	25,423
Gain on remeasurement of warrant liability	—	12,846
Other loss, net	(62)	(909)

Loss before income tax expense	(30,998)	(64,946)
Income tax expense	(28,153)	(2,656)

Net loss	(59,151)	(67,602)
Net (income) loss attributable to noncontrolling interests	(2,911)	3,078

Net loss attributable to holders of ordinary shares	(62,062)	(64,524)

Loss per ordinary share:
- Basic	(1.30)	(1.22)

- Diluted	(1.30)	(1.53)

Weighted average number of shares outstanding:
- Basic	47,610,000	52,685,000

- Diluted	47,610,000	52,685,000